Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

CME and CBOT Analyst Call Prepared Remarks

May 11, 2007

John Peschier

Thank you for joining us today to discuss the revised merger agreement between CME and CBOT. To obtain a copy of our release and accompanying slides for this call, please go to the CME web site under Investor Relations. This morning we will walk you through the revised terms, and the strategic considerations related to the merger announcement, and then we will open up the call for your questions. Before I turn this over to Terry Duffy, Executive Chairman of CME, I’ll read the safe harbor language. Statements made on this call or included on the accompanying slides that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance and risks related to the merger may be found in our press release for the merger and in our filings by the CME and the CBOT with the SEC, which are available on our respective Web sites. In addition, the information included in the accompanying slides relating to the ICE offer reflect the views of CME management. Additional information about this transaction will be available on cme.com and cbot.com.

Now, I would like to turn the call over to Terry.

Terry Duffy

Thank you for joining us this morning. With me today are Craig Donohue, CME’s Chief Executive Officer, Jamie Parisi, CME’s Chief Financial Officer, along with our colleagues Charlie Carey, the Chairman of the Chicago Board of Trade, Bernie Dan, the President and CEO of CBOT, and Glen Johnson, the CFO of the Chicago Board of Trade.

First, let me say that the Board and Management of both CME and CBOT see the same tremendous value creation potential in a merger of our companies. We believe there is strong support for the combination from shareholders and members of both companies, and we believe the revised terms provided in our amended agreement will make our already compelling transaction even more attractive. Since we announced the original agreement last October, both CME and CBOT have delivered strong financial performance and volume growth, underscoring the strategic rationale for bringing these two institutions together. We both look forward to completing this merger and realizing the full benefits for our customers and shareholders.

Beginning with slide 3, you can see the details of the transaction. CME has increased the exchange ratio to 0.3500. The transaction is now an all stock transaction with no cash election. CME and CBOT shareholders will hold approximately 65% and 35% of the combined company, respectively.

Slide 4 lists the ways in which we believe the CME/CBOT merger is clearly a superior combination to an ICE/CBOT merger and creates significant value in the long run. First, we offer greater immediate and long term growth potential, driven by both our existing suite of complementary products and new opportunities to serve the large over-the-counter markets related to asset classes we currently trade. Second, the revenue and cost synergies associated with our transaction are higher and more certain, and will be realized faster than any other potential transaction. Third, our transaction has minimal execution risk due to the capacity and reliability of both our Globex trading platform and our clearing house. Lastly, we offer unparalleled benefits for members and customers of both CME and CBOT.

The next slide shows complementary products among CME and CBOT businesses. CME Group will provide trading and clearing services across all major product categories including interest rates along the entire US interest rate yield curve, equity derivatives, foreign exchange, agricultural commodities, energy and metals.

Turning to slide 6, you can see volumes from the largest global derivatives exchanges. We expect competition to continue to intensify and the firms with the largest scale and reach will be able to capitalize on the greatest number of opportunities.

At this point I would like to turn the call over to Craig, who will provide more details about our enhanced offer.

Craig Donohue

Thank you, Terry. Through our CME/CBOT merger, we are poised to create a premier global exchange, to continue to develop innovative products and to compete successfully in the international exchange space and participate in the growing OTC marketplace. The more we explore the opportunities this merger creates, the more we see the tremendous potential for product innovation, technology enhancements, trading opportunities and increased efficiencies. The significant benefits and enhanced synergies we expect to deliver as a result of this merger validate the increased exchange ratio.

After more than 7 months of detailed integration planning we have identified additional expected cost synergies of $25 million, bringing our total to at least $150 million, as you can see from slide 7. We also have been able to quantify potential revenue and growth synergies of at least $75 million, net of related expenses. We believe we have clearly superior synergy opportunities that are unmatched by ICE, or any other exchange.

Furthermore, it is important to note that only with our deal will CBOT shareholders continue to benefit from the scale and lower costs of our efficient clearing platform. Based on our revised binding merger agreement, this deal is expected to be accretive to earnings of the combined company on a cash basis within 12 months and on a GAAP basis within 12 to 18 months following the close.

If you turn to slide 8, we have outlined the categories for revenue synergies. The bottom line is CME Group will have the unique ability to more effectively expand volumes around the globe, across multiple asset classes, and to a large and diverse customer base. We have the world’s largest and most scalable platforms in both trade-matching and clearing processing. Our combined company would have the broadest global distribution with trading access from more than 80 countries, and due to our product complementarities, we would be able to offer significant cross-selling opportunities in sizable markets. Finally, product and technology innovation will continue to be a major focus and will be further enhanced by this combination. Together, we would provide new spread products, yield curve products and enhanced trading functionalities that will facilitate additional trading opportunities for customers in our complimentary products. Product innovation is the life blood of derivatives markets, and will continue to be critically important as we face expanded and heightened competition from global exchanges and large OTC market participants.

Our merger significantly increases the growth potential of our core businesses due to increased efficiencies, broader reach, scalable platforms and industry leading technology, and the unique combination of our innovation capabilities. Slide 9 illustrates how the merger positions us for strength outside our core businesses. Our merger better positions us to bring the benefits of our industry leading technology, our transparent market model, and our central counterparty clearing services to the much larger OTC markets. Many of our customers trade actively in both the OTC and exchange-traded markets, and increasingly value the capabilities we bring. If you look at our existing CME and CBOT product areas, the next best substitute generally comes from the much larger cash and OTC market. To take advantage of these opportunities, CME is making substantial investments and long-term commitments in the cash FX market and in the standardized interest rate swap market through FXMarketSpace, and our Swapstream subsidiary. Together, CME and CBOT together will have even greater opportunities to compete outside our core business in other segments of the OTC markets.

The potential strength derived from a CME/CBOT combination has never been more critical than in today’s evolving derivatives marketplace. The completion of the NYSE/Euronext transaction creates the first and largest cross-border stock and derivatives exchange. NYSE/Euronext recently announced its intention to create a U.S. futures exchange, and potentially its own clearing house, positioning NYSE Group to become a more significant player in the derivatives world. From a clearing perspective, ICE completed a transaction to take control of the NYBOT clearing house and to create an additional clearing house in Europe. And most recently, Deutsche Borse has announced a merger agreement with ISE. We are operating in an increasingly global market, and exchanges are increasingly employing a vertical market structure like ours. In fact, we estimate that 70% of all futures and futures/options transactions executed globally are cleared on or through exchange-owned or controlled clearing houses.

In terms of global reach, slide 10 displays the countries where we have established a presence. We believe our broad combined product suite including foreign exchange, Eurodollars and Treasuries, the most relevant US equity benchmarks, and significant commodities business, are unmatched.

Moving on to slide 11— We also announced today that upon closing of this transaction we will commence a cash tender offer for up to $3.5 billion in common stock of the combined company, or approximately 12 percent of the combined company’s outstanding shares, at a fixed price of $560 per share. This tender offer replaces the previously announced cash election of up to $3 billion in our original agreement. The company has received financing commitments for $2.5 billion from Lehman Brothers which, along with available cash balances, will fund the tender offer. Our willingness to buy these shares represents our commitment to CME’s long-term value creation opportunities, improves our capital structure while maintaining strong credit fundamentals, and returns cash to shareholders in a manner that is expected to be accretive to the combined company.

The next slide shows the transaction milestones we have achieved to date. First, we have executed an amended definitive merger agreement. We have set our shareholder votes for July 9th. And, we continue to expect the deal to close in mid 2007. On the operational side, we have spent the last seven months working closely with CBOT on the cost synergies, and integration planning, and we have named the post-merger management team. In addition, we have accelerated the Globex and floor migration to the first half of 2008, and both of those target dates remain in place based on our joint plans.

As for the Department of Justice review of our merger, we cannot speak for the DoJ, but we each believe we are continuing to make very good progress. I want to note that we have achieved Substantial Compliance under the Hart-

Scott-Rodino Act, and we are continuing to cooperate fully and professionally with DoJ staff. Finally, and importantly, I want to highlight for your attention that we now expect the Department of Justice to reach their conclusion on the merger prior to our shareholder and member meetings on July 9th.

In conclusion, we remain steadfastly committed to the completion of our valuable strategic merger, and we will continue to make the closing of this deal our absolute top priority.

Now, let me turn the call over to Charlie, who will provide some perspective from the CBOT side.

Charlie Carey

Thanks Craig, and thank you Terry. Good morning. I’m just going to make some very brief comments and then Bernie will come on and say a few words as well. First of all, you all know that over the past weeks, we have been conducting a thorough review of ICE and taken careful consideration of its proposal. We appreciated the opportunity to meet with ICE’s management and learn about their business. In addition, we carefully considered the revised proposal from the CME. At the end of this process, the Boards of CBOT Holdings and the CBOT concluded that the amended proposal from the CME offered greater benefits overall for our shareholders and members.

We took this process and ICE’s proposal very seriously, and the Boards and our advisors carefully reviewed both the short and the long-term value propositions of both of these proposals. A combination with the CME will transform global derivatives markets and create efficiencies for customers and members while delivering significant benefits to shareholders. In addition, given our common clearing arrangement with the CME and the CME’s Globex electronic platform, we believe a combination with CME presents significantly less integration risk than a combination with ICE. Now, we look forward to the vote on July 9th and to closing this transaction as soon as we can after that date. Our board members, advisors and management worked tirelessly over the last few weeks to make sure we fully understood the benefits and challenges of a combination with ICE, and I greatly appreciate all of their efforts. I would also like to thank all of our shareholders and members for their patience as we went through this process during these past few weeks. With that, I will hand the call over to Bernie Dan.

Bernie Dan

Thank you Charlie, and again, thanks to Craig and Terry for walking you through the highlights of the revised agreement. I want to reiterate what Charlie said and thank our members and shareholders for their patience as we went through this process. We believe that this revised agreement with CME will result in a combination that will help us better respond to changes in our industry. As I have said many times, our environment is changing rapidly, and all of us must anticipate those changes and be ready to adapt in order to compete on a global basis. Our recent results show that the CBOT is thriving, and together with the CME we believe that we will continue to maximize value in our organization. We truly believe that today’s announcement is in the best interests of our shareholders and our members, and will provide significant benefits to our market users.

You have seen as Terry and Craig went through their slide deck, that together we have operational strengths and all of us are eager to move ahead with this merger. We look forward to speaking with you in the weeks ahead about the new CBOT/CME. Thank you again for your support during this process. Terry will now finish up the prepared comments and then we will open up the call to Q&A. Terry?

Terry Duffy

Thank you Bernie, and thank you everyone joining us this morning. We would now like to open up the call for your questions. As we mentioned earlier, please focus your questions to today’s transaction. Thank you.

Forward-Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and CME’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, CME’s Registration Statement on Form S-4 filed with the SEC on February 26, 2007, and CBOT Holdings’ Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. Said documents are available online at http://www.sec.gov or on request from CME or CBOT Holdings, as applicable. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, neither CME nor CBOT Holdings undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the original transaction. The parties intend to file a supplemented and amended joint proxy statement/prospectus regarding the revised transaction and rescheduled meetings. This document is not a substitute for the definitive joint proxy statement/prospectus as supplemented and amended or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus as supplemented and amended and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus as amended and supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

The information in this document describing CME’s planned tender offer following closing of the proposed transaction is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME’s common stock in the tender offer. The tender offer will be made only pursuant to an Offer to Purchase and related materials that CME will distribute to shareholders of the combined company and only if the proposed transaction with CBOT is consummated. Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the proposed transaction with CBOT, shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CME will file with the SEC free of charge at www.sec.gov or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.